Exhibit 4.6

SECOND AMENDMENT

TO THE

VERIFYME, INC.

2020 EQUITY INCENTIVE PLAN

The VerifyMe, Inc. 2020 Equity Incentive Plan (the “Plan”) is hereby amended as follows, effective June 6, 2023:

1.       Section 5.1(a) of the Plan is hereby amended and restated in its entirety to provide as follows:

“(a)      Available Shares. Subject to adjustment as provided in Section 12, the maximum number of shares of Common Stock reserved and available for grant and issuance pursuant to the Plan as of the Effective Date will be (i) 3,069,110, plus (ii) the number of shares of Common Stock available for issuance under the Prior Plan on the Effective Date. If the Plan is approved by the stockholders of the Company on the Effective Date, no awards may be granted under the Prior Plan on or after the Effective Date.”

2.       Section 6.10 of the Plan is hereby amended and restated in its entirety to provide as follows:

“6.10      Non-Employee Director Award Limitation. The aggregate of (a) the grant date fair value for financial reporting purposes of any Awards granted during any fiscal year to a non-employee director, and (b) the total amount of any cash fees or other property paid to such non-employee director during the fiscal year, in respect of the director’s service as a member of the Board during such year, may not exceed $350,000. The independent members of the Board may make exceptions to this limit for a non-executive chair of the Board, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.”

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